August 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	NeuroOne Medical Technologies Corporation
Registration Statement on Form S-3
File No. 333-279871
Acceleration Request

Requested Date:	August 16, 2024
Requested Time:	4:05 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuroOne Medical Technologies Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-279871) (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Emily J. Johns and Emphani A. Aldridge of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Emily J. Johns of Honigman LLP by telephone at (616) 649-1908 or Emphani A. Aldridge of Honigman LLP by telephone at (313) 465-8224.

[Signature page follows]

****

Sincerely,

NeuroOne Medical Technologies corporation

/s/ Dave Rosa
Dave Rosa
Chief Executive Officer

cc:	Emily J. Johns, Honigman LLP
Emphani A. Aldridge, Honigman LLP